Exhibit 11.1

NEWEGG COMMERCE, INC.
INSIDER TRADING POLICY

I.	Introduction

Federal and state laws prohibit buying, selling or making other transfers of securities by persons who have material information that is not generally known or available to the public. These laws also prohibit persons with such material nonpublic information from disclosing this information to others who trade.

Newegg Commerce, Inc. (together with its subsidiaries, “Newegg”) has adopted the following policy (this “Policy”) regarding trading in securities by directors, officers, employees and consultants who have Material Nonpublic Information (as defined below).

You are responsible for ensuring that you do not violate federal or state securities laws or this Policy. We designed this Policy to promote compliance with the federal securities laws and to protect Newegg and you from the serious liabilities and penalties that can result from violations of these laws.

If you violate the insider trading laws, you may have to pay civil fines for up to three times the profit gained or loss avoided by such trading, as well as criminal fines of up to $5 million. You also may have to serve a jail sentence of up to 20 years. In addition, Newegg may face civil penalties up to the greater of $2.1 million, or three times the profit gained or loss avoided as a result of your insider trading violations, as well as criminal fines of up to $25 million.

Both the Securities and Exchange Commission (“SEC”) and The Nasdaq Stock Market (“Nasdaq”) are very effective at detecting and pursuing insider trading cases. The SEC has successfully prosecuted cases against employees trading through foreign accounts, trading by family members and friends, and trading involving only a small number of shares. Therefore, it is important that you understand the breadth of activities that constitute illegal insider trading. This Policy sets out Newegg’s policy in the area of insider trading and should be read carefully and complied with fully.

This Policy is designed to prevent insider trading or even the appearance of possible insider trading, with the ultimate objective of protecting each of you and Newegg from legal liability, and to protect Newegg’s reputation of integrity and ethical conduct. It is your obligation to understand and comply with this Policy. Should you have any questions regarding this Policy, please contact Newegg’s General Counsel (the “General Counsel”), or his or her designee. This Policy will be reviewed, evaluated and revised by Newegg from time to time in light of regulatory changes, developments in Newegg’s business and other factors.

II.	Policies and Procedures

A.	Trading Policy

1. You may not, directly or through family members or any other persons or entities, buy or sell any company’s securities when you have Material Nonpublic Information about that company. This Policy against “insider trading” applies to trading in securities of Newegg and also of Hangzhou Lianluo Interactive Information Technology Co., Ltd. (“Lianluo”), which is affiliated with Newegg, as well as to trading in the securities of any other companies, including Newegg’s customers and suppliers and any company with which Newegg is negotiating a material transaction.

2. You may not convey Material Nonpublic Information about Newegg or any other company to others. You also may not suggest that anyone purchase or sell any company’s securities while you are aware of Material Nonpublic Information about that company. These practices, known as “tipping,” also violate the U.S. securities laws and can result in the same civil and criminal penalties that apply if you engage in insider trading directly, even if you do not receive any money or derive any benefit from trades made by persons to whom you passed Material Nonpublic Information. This policy against “tipping” applies to information about Newegg and its securities, as well as to information about other companies. This Policy does not restrict legitimate business communications on a “need to know” basis (including any communications with third-party representatives of Newegg (such as independent auditors, investment banking advisors or outside legal counsel) whose work responsibilities require them to be aware of the information).

3. It is against Newegg policy for you to engage in short-term or speculative transactions in securities of Newegg or Lianluo or other publicly traded affiliates of Lianluo (“LL Group Securities”), since they are all affiliates of Newegg, with common controlling shareholders. As such, you may not engage in: (a) short-term trading (generally defined as selling LL Group Securities within six months following a purchase); (b) short sales (selling LL Group Securities you do not own); (c) transactions involving publicly traded options or other derivatives, such as trading in puts or calls with respect to LL Group Securities; and (d) hedging transactions. Additionally, because securities held in a margin account or pledged as collateral may be sold without your consent, if you fail to meet a margin call or if you default on a loan, a margin or foreclosure sale may result in unlawful insider trading. Because of this danger, you should exercise caution when including LL Group Securities in a margin account or pledging LL Group Securities as collateral for a loan.

The foregoing restrictions apply to all directors, officers, employees and consultants of Newegg. The restrictions also apply to anyone who lives in your household (other than household employees). The SEC and federal prosecutors may presume that trading by family members is based on information you supplied and may treat any such transactions as if you had traded yourself. There is no exception for small transactions or transactions that may seem necessary or justifiable for independent reasons, such as the need to raise money for an emergency expenditure.

For purposes of this Policy, references to “trading” and “transactions” includes, among other things:

●	purchases and sales of LL Group Securities in public markets;

●	sales of LL Group Securities obtained through the exercise of employee stock options granted by Newegg;

●	making gifts of LL Group Securities; and

●	using LL Group Securities to secure a loan.

Directors, officers, employees and consultants should consult the General Counsel, or his or her designee, if they have any questions.

B.	What is “Material Nonpublic Information”?

1.	Material Information

Material information generally means information that a reasonable investor would consider important in making an investment decision to buy, hold, or sell securities. Either positive or negative information may be material. Depending on the circumstances, common examples of information that may be material include any of the following with respect to Lianluo, Newegg or any other company:

●	new product developments, innovations or discoveries;

●	earnings, revenue, or similar financial information;

●	unexpected financial results or impending financial problems;

●	pending regulatory actions relating to Newegg, Lianluo, or their respective products and services;

●	unpublished financial reports or projections;

●	extraordinary borrowing or liquidity problems;

●	changes in control or a sale of all or part of Newegg’s or Lianluo’s business;

●	changes in directors, senior management or auditors;

●	information about current, proposed, or contemplated transactions, business plans, financial restructurings, acquisition targets or significant expansions or contractions of operations;

●	changes in dividend policies or the declaration of a stock split or the proposed or contemplated issuance, redemption, or repurchase of securities;

●	negotiations regarding an important license, distribution agreement, joint venture or other business collaboration;

●	material defaults under agreements or actions by creditors, clients, or suppliers relating to a company’s credit rating;

●	information about major contracts;

●	significant new product developments or innovations;

●	the interruption of production or other aspects of a company’s business as a result of an accident, fire, natural disaster, or breakdown of labor negotiations;

●	product recalls;

●	major environmental incidents;

●	institution of, or developments in, major litigation, investigations, or regulatory actions or proceedings; and

●	information about Lianluo, or Newegg’s customers and affiliates.

Federal and other investigators will scrutinize a questionable trade after the fact with the benefit of hindsight, so you should always err on the side of deciding that the information is material and not trade. If you have questions regarding specific transactions, please contact the General Counsel or his or her designee.

2.	Nonpublic Information

Nonpublic information is information that is not generally known or available to the public. We consider information to be available to the public only when:

●	it has been released to the public by Newegg through appropriate channels (e.g., by means of a press release, the filing of a Form 6-K or a widely disseminated statement from a senior officer); and

●	enough time has elapsed to permit the investment market to absorb and evaluate the information. As a general rule, you should consider information to be nonpublic until two full trading days have lapsed following public disclosure.

C.	Unauthorized Disclosure

All directors, officers, employees and consultants must maintain the confidentiality of Newegg information for competitive, security and other business reasons, as well as to comply with securities laws. All information you learn about Newegg or its business plans is potentially nonpublic information until it is publicly disclosed. You should treat this information as confidential and proprietary to Newegg. You may not disclose it to others, such as family members, other relatives, or business or social acquaintances.

Also, legal rules govern the timing and nature of our disclosure of material information to outsiders or the public. Violation of these rules could result in substantial liability for you, Newegg and its management. For this reason, we permit only specifically designated representatives of Newegg to discuss Newegg with the news media, securities analysts and investors and only in accordance with Newegg’s existing policies. If you receive inquiries of this nature, refer them to the General Counsel. At any time when Newegg does not have an active General Counsel, the duties and responsibilities assigned to the General Counsel under this policy shall be performed by the principal financial officer.

D.	When and How to Trade LL Group Securities

1.	Overview

Directors, officers and certain other employees and consultants who are so designated from time to time (such officers and designated employees and consultants, “Restricted Employees”) are for purposes of this Policy required to comply with the restrictions covered below. Even if you are not a director or a Restricted Employee, however, following the procedures listed below may assist you in complying with this Policy.

2.	Blackout Periods

From time to time due to certain developments relating to Material Nonpublic Information, Newegg may implement special blackout periods during which Newegg may notify particular individuals that they should not engage in any transactions involving the purchase or sale of LL Group Securities or the securities of another company. If you are subject to a blackout period, you should not trade in the applicable company’s securities during such time and you should not disclose to others the fact that you are prohibited from trading.

However, Newegg may not impose blackout periods every time that Material Nonpublic Information exists, or every time that a Newegg employee may be in the possession of Material Nonpublic Information. Thus, the absence of a blackout period should not be interpreted as permission to trade. In addition, if you are subject to Newegg’s pre-clearance policy (described below), you must pre-clear transactions even if you initiate them while a blackout period is not in place.

Even if a blackout period is in place, you may exercise Newegg stock options if no shares are to be sold – you may not, however, effect sales of stock issued upon the exercise of stock options (including same-day sales and cashless exercises). Generally, all pending purchase and sale orders regarding LL Group Securities that could be executed while a blackout period is not in place must be cancelled before a blackout period is implemented so as to avoid any purchases and sales during such period.

In light of these restrictions, if you expect a need to sell LL Group Securities at a specific time in the future, you may wish to consider entering into a prearranged Rule 10b5-1(c) trading plan, as discussed below.

3.	Pre-clearance

Newegg requires its directors and Restricted Employees to contact the General Counsel in advance of effecting any purchase, sale or other trading of LL Group Securities and to obtain prior approval of the transaction. The pre-clearance policy applies to directors and Restricted Employees even if they are initiating a transaction while a blackout period is not in place. The pre-clearance policy also applies to anyone that lives in the household (other than household employees) of a director or Restricted Employee.

If a transaction is approved under the pre-clearance policy, the transaction must be executed by the end of the second full trading day after the approval is obtained, but regardless may not be executed if you acquire Material Nonpublic Information concerning Newegg during that time. If a transaction is not completed within the period described above, the transaction must be approved again before it may be executed.

If a proposed transaction is not approved under the pre-clearance policy, you may not transact in LL Group Securities, and you should not inform anyone within or outside of Newegg of the restriction. Any transaction under a Rule 10b5-1 trading plan (discussed below) will not require pre-clearance at the time of the transaction.

For the avoidance of doubt, the foregoing pre-clearance procedures shall not apply to the settlement of trades that were otherwise made in compliance with this Policy.

E.	Rule 10b5-1 Trading Plans

Rule 10b5-1 provides a defense from insider trading liability if trades occur pursuant to a pre-arranged trading plan that meets specified conditions. It is possible to pre-arrange trades in LL Group Securities by entering into a written trading plan. Trading plans can be established for a single trade or a series of trades. A plan must either specify the number of securities to be bought or sold, along with the price and the date, or provide a written formula for determining this information. Alternatively, a trading plan can delegate investment discretion to a third party, such as a broker, who then makes trading decisions without further input from the person implementing the plan. Because the SEC rules on trading plans are complex, you should consult with your broker and be sure you fully understand the limitations and conditions of the rules before you establish a trading plan.

All Rule 10b5-1 trading plans must be reviewed and approved in advance by the General Counsel.

F.	Noncompliance

Anyone who fails to comply with this Policy will be subject to appropriate disciplinary action, up to and including termination of employment. Questions about this Policy should be directed to the Chief Legal Officer at michael.i.chen@newegg.com.